SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Gildan Activewear Inc.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

375916103

(CUSIP Number)

Christopher Shackelton/Adam Gray

105 Rowayton Avenue

Rowayton, CT 06853

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 19, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), §240.13d-1(f) or §240.13d-1(g), check the following box. ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 375916103	Page 2 of 9

1.	Names of reporting persons. Coliseum Capital Management, LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 7,852,118
	9.	Sole dispositive power 0
	10.	Shared dispositive power 7,852,118

11.	Aggregate amount beneficially owned by each reporting person 7,852,118
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 4.8%
14.	Type of reporting person (see instructions) IA

CUSIP No. 375916103	Page 3 of 9

1.	Names of reporting persons. Coliseum Capital, LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 6,493,956
	9.	Sole dispositive power 0
	10.	Shared dispositive power 6,493,956

11.	Aggregate amount beneficially owned by each reporting person 6,493,956
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 4.0%
14.	Type of reporting person (see instructions) OO

CUSIP No. 375916103	Page 4 of 9

1.	Names of reporting persons. Coliseum Capital Partners, L.P.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 5,448,593
	9.	Sole dispositive power 0
	10.	Shared dispositive power 5,448,593

11.	Aggregate amount beneficially owned by each reporting person 5,448,593
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 3.4%
14.	Type of reporting person (see instructions) PN

CUSIP No. 375916103	Page 5 of 9

1.	Names of reporting persons. Coliseum Capital Co-Invest III, L.P.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 1,045,363
	9.	Sole dispositive power 0
	10.	Shared dispositive power 1,045,363

11.	Aggregate amount beneficially owned by each reporting person 1,045,363
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 0.6%
14.	Type of reporting person (see instructions) PN

CUSIP No. 375916103	Page 6 of 9

1.	Names of reporting persons. Adam Gray
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 7,852,118
	9.	Sole dispositive power 0
	10.	Shared dispositive power 7,852,118

11.	Aggregate amount beneficially owned by each reporting person 7,852,118
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 4.8%
14.	Type of reporting person (see instructions) IN

CUSIP No. 375916103	Page 7 of 9

1.	Names of reporting persons. Christopher Shackelton
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 7,852,118
	9.	Sole dispositive power 0
	10.	Shared dispositive power 7,852,118

11.	Aggregate amount beneficially owned by each reporting person 7,852,118
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 4.8%
14.	Type of reporting person (see instructions) IN

CUSIP No. 375916103	Page 8 of 9

EXPLANATORY NOTE

This Amendment No. 3 (this “Amendment No. 3”) amends and supplements the statement on Schedule 13D filed by the Reporting Persons (as defined below) with the U.S. Securities and Exchange Commission (the “SEC”) on December 27, 2023 (the “Original Schedule 13D”), as amended and supplemented by Amendment No. 1 to the Original Schedule 13D filed on April 23, 2024 (the “Amendment No. 1”) and Amendment No. 2 to the Original Schedule 13D filed on June 4, 2024 (the “Amendment No. 2”), relating to the common shares (the “Common Shares”) of Gildan Activewear Inc. (the “Issuer”). As used in this Amendment No. 3, the term “Reporting Persons” collectively refers to:

•	Coliseum Capital Management, LLC, a Delaware limited liability company (“CCM”);

•	Coliseum Capital, LLC, a Delaware limited liability company (“CC”);

•	Coliseum Capital Partners, L.P., a Delaware limited partnership (“CCP”);

•	Coliseum Capital Co-Invest III, L.P., a Delaware limited partnership (“CCC III”);

•	Adam Gray (“Mr. Gray”); and

•	Christopher Shackelton (“Mr. Shackelton”).

As a result of the transactions described herein, on August 20, 2024, each of the Reporting Persons ceased to be the beneficial owner of more than 5% of the Issuer’s Common Shares. The filing of this Amendment No. 3 represents the final amendment to this Schedule 13D and constitutes an exit filing for the Reporting Persons.

Item 5. Interest in Securities of the Issuer.

Item 5(a)-(c) of the of the Original Schedule 13D, as amended and supplemented by Amendment No. 1 and Amendment No. 2, is hereby amended and supplemented as follows:

(a) – (b) The information relating to the beneficial ownership of the Common Shares by each of the Reporting Persons set forth in Rows 7 through 13 of the cover pages hereto is incorporated by reference herein. The percentages set forth in Row 13 for all cover pages filed herewith are calculated based upon 162,610,386 Common Shares outstanding as of July 26, 2024, as reported in the Issuer’s Current Report on Form 6-K filed with the SEC on August 1, 2024.

(c) The Reporting Persons and a separate account investment advisory client of CCM (the “Separate Account”) effected the following transactions in the Common Shares on the dates indicated, and such transactions are the only transactions in the Common Shares by the Reporting Persons in the sixty days preceding the filing of this Amendment No. 3, or since the most recent filing of Schedule 13D by the Reporting Persons, whichever is less. The Reporting Persons undertake to provide to the staff of SEC, upon request, full information regarding the number of Common Shares purchased at each separate price within each range of prices set forth in the table below.

Name	Purchase or Sale	Date	Number of Shares	Weighted Average Price Per Share	Range of Prices
CCP	Sale	August 20, 2024	239,364	$58.13	$58.38-$57.90
Separate Account	Sale	August 20, 2024	60,636	$58.13	$58.38-$57.90
CCP	Sale	August 19, 2024	16,914	$58.06	$58.13-$58.00
Separate Account	Sale	August 19, 2024	4,286	$58.06	$58.13-$58.00
CCP	Sale	August 13, 2024	19,318	$57.35	$57.67-$57.25
Separate Account	Sale	August 13, 2024	4,862	$57.35	$57.67-$57.25
CCP	Sale	August 12, 2024	7,173	$57.59	$57.72-$57.05

CUSIP No. 375916103	Page 9 of 9

Separate Account	Sale	August 12, 2024	1,827	$57.59	$57.72-$57.05
CCP	Sale	August 8, 2024	27,930	$57.04	$57.04-$57.04
Separate Account	Sale	August 8, 2024	7,070	$57.04	$57.04-$57.04
CCP	Sale	August 8, 2024	259,355	$56.54	$56.92-$56.00
Separate Account	Sale	August 8, 2024	65,645	$56.54	$56.92-$56.00
CCP	Sale	August 7, 2024	95,697	$55.79	$56.06-$55.57
Separate Account	Sale	August 7, 2024	24,303	$55.79	$56.06-$55.57
CCP	Sale	August 6, 2024	60,533	$55.98	$56.08-$55.72
Separate Account	Sale	August 6, 2024	15,367	$55.98	$56.08-$55.72
CCP	Sale	August 1, 2024	160	$57.40	$57.40-$57.40
Separate Account	Sale	August 1, 2024	40	$57.40	$57.40-$57.40
CCP	Sale	July 31, 2024	23,457	$56.52	$56.87-$56.30
Separate Account	Sale	July 31, 2024	5,943	$56.52	$56.87-$56.30
CCP	Sale	July 30, 2024	31,917	$55.64	$56.00-$55.50
Separate Account	Sale	July 30, 2024	8,083	$55.64	$56.00-$55.50
CCP	Sale	July 29, 2024	18,912	$55.31	$55.50-$55.25
Separate Account	Sale	July 29, 2024	4,788	$55.31	$55.50-$55.25
CCP	Sale	July 26, 2024	99,799	$55.31	$55.59-$55.06
Separate Account	Sale	July 26, 2024	25,201	$55.31	$55.59-$55.06
CCP	Sale	July 25, 2024	73,852	$54.19	$54.37-$54.05
Separate Account	Sale	July 25, 2024	18,648	$54.19	$54.37-$54.05
CCP	Sale	July 24, 2024	16,435	$54.56	$54.61-$54.25
Separate Account	Sale	July 24, 2024	4,165	$54.56	$54.61-$54.25
CCP	Sale	July 23, 2024	35,931	$54.36	$54.62-$54.22
Separate Account	Sale	July 23, 2024	9,069	$54.36	$54.62-$54.22
CCP	Sale	July 22, 2024	119,813	$54.18	$54.42-$54.10
Separate Account	Sale	July 22, 2024	30,187	$54.18	$54.42-$54.10
CCP	Sale	July 19, 2024	30,578	$54.16	$54.40-$54.10
Separate Account	Sale	July 19, 2024	7,722	$54.16	$54.40-$54.10
CCP	Sale	July 18, 2024	43,922	$54.21	$54.61-$53.86
Separate Account	Sale	July 18, 2024	11,078	$54.21	$54.61-$53.86
CCP	Sale	July 17, 2024	82,022	$54.10	$54.31-$53.95
Separate Account	Sale	July 17, 2024	20,678	$54.10	$54.31-$53.95
CCP	Sale	July 16, 2024	51,626	$54.28	$54.57-$54.12
Separate Account	Sale	July 16, 2024	12,974	$54.28	$54.57-$54.12
CCP	Sale	July 15, 2024	53,158	$54.11	$54.37-$53.77
Separate Account	Sale	July 15, 2024	13,342	$54.11	$54.37-$53.77
CCP	Sale	July 12, 2024	48,421	$54.39	$54.51-$54.20
Separate Account	Sale	July 12, 2024	12,179	$54.39	$54.51-$54.20
CCP	Sale	July 11, 2024	95,973	$53.51	$53.64-$53.29
Separate Account	Sale	July 11, 2024	24,027	$53.51	$53.64-$53.29
CCP	Sale	July 10, 2024	83,818	$53.07	$53.25-$52.80
Separate Account	Sale	July 10, 2024	21,182	$53.07	$53.25-$52.80
CCP	Sale	July 9, 2024	47,894	$53.11	$53.34-$52.85
Separate Account	Sale	July 9, 2024	12,106	$53.11	$53.34-$52.85
CCP	Sale	July 8, 2024	95,792	$52.83	$53.04-$52.72
Separate Account	Sale	July 8, 2024	24,208	$52.83	$53.04-$52.72
CCP	Sale	July 5, 2024	18,999	$52.66	$53.01-$52.40
Separate Account	Sale	July 5, 2024	4,801	$52.66	$53.01-$52.40
CCP	Sale	July 3, 2024	42,863	$52.56	$52.67-$52.51
Separate Account	Sale	July 3, 2024	10,837	$52.56	$52.67-$52.51

(e) As a result of the transactions described herein, on August 20, 2024, the Reporting Persons ceased to be the beneficial owners of more than five percent of the Issuer’s Common Shares.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 21, 2024

COLISEUM CAPITAL MANAGEMENT, LLC		COLISEUM CAPITAL, LLC

By:	/s/ Adam Cina	By:	/s/ Adam Cina
	Adam Cina, Attorney-in-fact		Adam Cina, Attorney-in-fact

COLISEUM CAPITAL PARTNERS, L.P.		COLISEUM CAPITAL CO-INVEST III, L.P.

By:	Coliseum Capital, LLC, General Partner	By:	Coliseum Capital, LLC, General Partner

By:	/s/ Adam Cina	By:	/s/ Adam Cina
	Adam Cina, Attorney-in-fact		Adam Cina, Attorney-in-fact

CHRISTOPHER SHACKELTON		ADAM GRAY

By:	/s/ Adam Cina	By:	/s/ Adam Cina
	Adam Cina, Attorney-in-fact		Adam Cina, Attorney-in-fact